UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number: 0-15386

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cerner Corporation Foundations Retirement Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

CERNER CORPORATION FOUNDATIONS RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

Participants of the Cerner Corporation Foundations Retirement Plan and
The Investment Committee of Cerner Corporation

We have audited the accompanying statements of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan's control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cerner Corporation Foundations Retirement Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Brown Smith Wallace LLC
St. Louis, Missouri
June 5, 2013

Cerner Corporation Foundations Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
(In thousands)	2012	2011

Investments at fair value (See Notes 3 and 4):
Cerner Corporation common stock	$577,852	$466,025
Mutual funds	404,603	317,284
Self-directed brokerage fund	28,237	24,656
Stable value fund	47,888	40,496
Total investments	1,058,580	848,461

Receivables:
Company contributions receivable	12,621	11,189
Notes receivable from participants	8,203	6,719
Other receivable	331	1

Total receivables	21,155	17,909

Net assets reflecting all investments at fair value	1,079,735	866,370

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,004)	(840)

Net assets available for benefits	$1,078,731	$865,530

See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012
(In thousands)

Additions to net assets attributed to:
Net appreciation in fair value of investments	$169,489
Participant contributions	53,962
Company contributions	24,268
Rollover contributions	6,987
Interest, dividends, and other investment income	10,836

Total additions	265,542

Deductions from net assets attributed to:
Distributions to participants	52,172
Administrative expenses	169

Total deductions	52,341

Net increase	213,201

Net assets available for benefits at beginning of the year	865,530

Net assets available for benefits at end of the year	$1,078,731
See accompanying notes to financial statements.

Cerner Corporation Foundations Retirement Plan
Notes to Financial Statements

(1) Description of the Plan
The following brief description of the Cerner Corporation Foundations Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan Administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General
The Plan was adopted by the Board of Directors of Cerner Corporation effective November 1, 1987. All associates of Cerner Corporation (the Company) are eligible for participation in the Plan upon attaining age 18 except for the following:

•
Associates whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan;

•	Certain non-resident aliens who have no earned income from sources within the United States;

•	Leased associates;

•	Associates who were previously not treated as associates of the Company, but who are reclassified as being common law employees of the Company; and

•
Associates who are not employed with a Participating Employer. The Plan's Participating Employers are generally all entities that (i) are a part of Cerner Corporation's controlled group of corporations, and (ii) are domestic corporations with their principal place of business in the United States.

Participant Contributions
Participants may elect to make pre-tax contributions from 1% to 80% of their eligible compensation each year to the Plan, subject to certain Internal Revenue Code (IRC) limitations (not to exceed $17,000 in 2012). New participants will automatically have 3% withheld from their compensation, unless they elect a different percentage or not to participate in the Plan. Additionally, participants who attained the age of 50 during 2012 were able to contribute an additional $5,500 in catch-up contributions. Participants also may generally contribute amounts representing distributions from other eligible retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Company Contributions - First-Tier Match
If the Company elects in a given Plan year to make the first-tier match, all eligible participants contributing to the Plan will receive a matching contribution equal to 33% of the participant's deferral contribution. No first-tier match will be made on the participant's deferral contributions in excess of 6% of the participant's eligible compensation, as defined by the Plan. The first-tier match is discretionary, and the above percentages are subject to change by the Plan Administrator. An additional discretionary first-tier contribution also may be made at the end of the Plan year. Participants must be employed on the last day of the Plan year and have completed 92 consecutive days of service to be eligible for the additional discretionary contribution. First-tier contributions are invested directly in Company common stock. Participants can diversify their first-tier match after they have completed three years of service, even though they are only 60% vested at that time. See "Vesting" below for information about the vesting of Participant contributions. For the year ended December 31, 2012, the Company contributed $12.1 million in first-tier matching contributions.

Company Contributions - Second-Tier Match
The Company, at its discretion, may elect to make a second-tier match to the Plan. The contribution will be equal to a certain percentage of the participant's paid base compensation, as defined by the Plan. The percentage is determined by the Company and is dependent on whether certain Company financial metrics meet or exceed pre-established benchmarks. Participants who completed 92 consecutive days of service, and are employed as of the last day of the Plan year are eligible to receive any approved second-tier match. To be eligible to receive the second-tier match contribution, participants must defer at least 2% of their paid base compensation. Second-tier contributions are invested directly in Company common stock. Participants can diversify their second-tier Company match after they have completed three years of service, even though they are only 60% vested at that time. The total second-tier match amount was $14.3 million for the year ended December 31, 2012, which consisted of Company contributions of $12.0 million and forfeited funds of $2.3 million.

Company Contributions - Tiger Contributions
The Company, at its discretion, may elect to make an additional nonelective contribution available to those individuals who were former employees of the University of Missouri that became Cerner associates in connection with the Tiger Institute Strategic Alliance. Those associates receive prior service credits and may receive an additional nonelective contribution determined by the Company in consultation with its actuary for the 2010 - 2017 Plan years. Participants who are employed as of the last day of the Plan year may be eligible to receive any approved contribution. Tiger Contributions are invested directly in Company common stock. Participants can diversify their Tiger Contribution after they have completed three years of service. For the year ended December 31, 2012, the Company contributed $0.2 million in Tiger Contributions.

Company Contributions - Profit Sharing
The Company may also, at its discretion, make an additional profit sharing contribution to the Plan. If such contribution is made, it will be allocated among eligible participants based on each participant's W-2 compensation. Participants are eligible for the profit sharing contribution if they are employed on the last day of the Plan year and completed 92 consecutive days of employment with the Company during the Plan year. Profit sharing contributions are invested directly in Company common stock. Participants can diversify their profit sharing Company contribution after they have completed three years of service, even though they are only 60% vested at that time. For the year ended December 31, 2012 the Company did not make a profit sharing contribution.

Participant Accounts
Each participant's account is credited with the participant's and the Company's contributions and allocations of Plan earnings. Participant accounts will also be charged the applicable expense ratio for the funds in which such participant invests. Allocations are based on relative account balances. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants vest immediately in their contributions plus actual earnings thereon. Vesting in the Company's contributions is based on years of service, except for Tiger Contributions, which are fully vested at the time of the contribution. Participants vest 20% in Company contributions after one year of service and 20% for each additional year of service until a participant is 100% vested upon completing five years of service. Participants become fully vested in their account balance upon normal retirement, permanent disability, or death.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years, except where the loan is obtained for the purchase of a primary residence, in which case the duration may be extended to a term not to exceed 10 years. The loans are secured by the balance in the participant's account and bear interest at the current prime rate plus 1%. Interest rates on loans as of December 31, 2012 range from 4.25% to 9.25%. Principal and interest is paid ratably through scheduled payroll deductions.

Payments of Benefits and Transfers
Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of the vested interest in the participant's account. The Plan Administrator permits in-kind distributions of Company common stock. In such a case, only whole shares shall be distributed and the value of any fractional share will be distributed in cash.

Within a participant's account, the participant may make up to 12 transfers out of the Company stock per calendar year with no limit to the amount of stock the participant can move in any one transfer. These transfer provisions relate to Company stock held in a participant's account relating to participant contributions. Transfers out of Company stock held in a participant's account relating to Company contributions are prohibited until a participant has at least three years of service with the Company or in the event of termination of employment with the Company.

If a participant leaves employment and their vested benefit is less than $1,000 (excluding amounts attributable to rollovers), and the participant does not elect a direct rollover, a lump sum distribution will be made to the participant within a reasonable time after the termination of employment. This will occur regardless of whether the participant has consented to the distribution. If the value of the vested benefit is more than $1,000 and does not exceed $5,000, and the participant does not elect a distribution or direct rollover, the Plan will roll the distribution over to an individual retirement plan account designated by the Plan Administrator. This occurs regardless of whether the distribution is consented to by the participant.

Forfeited Accounts
At December 31, 2012 and 2011, forfeited non-vested accounts totaled $2.3 million and $2.0 million, respectively. These forfeited non-vested accounts were used to offset Company second-tier match contributions for those years respectively.

(2) Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition
The Plan invests in various investment securities. Investments in shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Investments in common stock, preferred stock and corporate bonds are stated at fair value based upon the closing price as reported on a recognized securities exchange on the last business day of the year. The Stable Value Fund is stated at fair value and then adjusted to contract value as the investment contracts are fully benefit-responsive. Refer to Note (7) of the notes to financial statements for further information regarding the Stable Value Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Contributions
Company and participant contributions are recorded in the period in which funds are remitted to the Plan, except for the second-tier match, which is recorded in the period in which it is earned.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Certain expenses of the Plan are paid by the Company and are not included in the statement of changes in net assets available for benefits.

Recently Adopted Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04), which provided guidance about how fair value should be applied where it is already required or permitted and expanded the required disclosures about fair value measurements. This guidance was effective for the Plan's annual reporting period ending December 31, 2012. The adoption of ASU 2011-04 did not have a material impact on the Plan's financial statements.

(3) Investments
The following presents investments that represent 5% or more of the Plan's net assets:

	December 31,
(In thousands)	2012	2011

Cerner Corporation common stock	$577,852	$466,025
American Century Ultra Inv(1)	82,531	—
AF Growth Fund of America(1)	—	71,396
——————————

(1)	The American Century Ultra Inv fund replaced the AF Growth Fund of America as an investment choice during 2012.

During 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended
(In thousands)	December 31, 2012

Cerner Corporation common stock	$123,280
Mutual funds	43,772
Self-directed brokerage fund	2,437

Total	$169,489

(4) Fair Value Measurements
FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

All assets have been valued using a market approach, except for Level 3 assets. Level 3 assets are valued using the income approach. Fair values for assets in Level 3 are calculated using assumptions about discounted cash flow and other present value techniques. There were no changes in the valuation techniques during the current year.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2012 and 2011:

	December 31, 2012
(In thousands)	Level 1	Level 2	Level 3	Total

Cerner Corporation common stock	$577,852	$—	$—	$577,852

Mutual funds:
Lifecycle funds	132,399	—	—	132,399
Bond funds	26,728	—	—	26,728
Large value funds	31,810	—	—	31,810
Large blend funds	37,751	—	—	37,751
Large growth funds	82,531	—	—	82,531
Small value funds	41,275	—	—	41,275
Mid blend funds	10,123	—	—	10,123
International / global equity funds	41,986	—	—	41,986

Self-directed brokerage fund:
Mutual funds	11,669	—	—	11,669
Common stock	11,965	—	—	11,965
Corporate bonds	86	—	—	86
Cash	4,101	—	—	4,101
Other	416	—	—	416

Stable value fund	—	—	47,888	47,888

Total investments at fair value	$1,010,692	$—	$47,888	$1,058,580

	December 31, 2011
(In thousands)	Level 1	Level 2	Level 3	Total

Cerner Corporation common stock	$466,025	$—	$—	$466,025

Mutual funds:
Lifecycle funds	95,868	—	—	95,868
Bond funds	19,484	—	—	19,484
Large value funds	26,110	—	—	26,110
Large blend funds	28,947	—	—	28,947
Large growth funds	71,396	—	—	71,396
Small value funds	34,389	—	—	34,389
Mid blend funds	7,119	—	—	7,119
International / global equity funds	33,971	—	—	33,971

Self-directed brokerage fund:
Mutual funds	10,785	—	—	10,785
Common stock	10,086	—	—	10,086
Corporate bonds	84	—	—	84
Cash	3,290	—	—	3,290
Other	411	—	—	411

Stable value fund	—	—	40,496	40,496

Total investments at fair value	$807,965	$—	$40,496	$848,461

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2012.

Year Ended
(In thousands)	December 31, 2012

Beginning balance - December 31, 2011	$40,496
Realized gains	754
Unrealized gains related to assets still held at the reporting date	164
Purchases	16,162
Sales	(9,688)

Ending balance - December 31, 2012	$47,888

(5) Non-Participant-Directed Investment
Information about the net assets relating to the non-participant-directed investments is as follows:

	December 31,
(In thousands)	2012	2011

Cerner Corporation common stock	$410,713	$326,229

The significant components of the changes in net assets relating to the non-participant-directed investments are as follows:

Year Ended
(In thousands)	December 31, 2012

Company contributions	$22,835
Investment income	80,697
Distributions to participants	(19,122)
Other fees and adjustments	74

Total	$84,484

(6) Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
(In thousands)	2012	2011

Net assets available for benefits per the financial statements	$1,078,731	$865,530
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,004	840

Net assets available for benefits per the Form 5500	$1,079,735	$866,370

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Year Ended
(In thousands)	December 31, 2012

Net appreciation in fair value of investments per the financial statements	$169,489
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	164

Net appreciation in fair value of investments per the Form 5500	$169,653

(7) Investment Contract with J.P. Morgan Asset Management
The Stable Value Fund is separately managed by J.P. Morgan Investment Management, Inc. The Stable Value Fund invests in a common/collective trust fund which consists of a high quality fixed income portfolio, combined with investment contracts, commonly referred to as benefit-responsive wrap contracts, issued by insurance companies and other financial institutions for a fee. The fixed income portfolio consists of investment grade fixed income securities, primarily U.S. Treasury, agency, corporate, mortgage-backed, and asset-backed. The wrap contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Because the wrap investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value, as reported to the Plan by Fidelity Management Trust Company (the Trustee), represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2012 and 2011 was $47.9 million and $40.5 million, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

Generally, the wrapper contracts do not permit the issuer to terminate the contracts at a value other than contract value unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or has made material and adverse changes to the provisions of the Plan. The investment contracts have a 30-day redemption notice requirement.

Year Ended
December 31, 2012

Average yields:
Based on actual earnings	0.69%
Based on interest rate credited to participants	1.69%

(8) Related Party Transactions
Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions (as such is defined under ERISA). Fees paid by the Plan to the Trustee for recordkeeping services amounted to $75,037 for the year ended December 31, 2012.

Certain Plan investments are shares of Cerner Corporation common stock. The Company is the Plan sponsor; therefore, these transactions are considered party-in-interest transactions. Certain receivables are loans to participant employees of the Company, and, therefore, these transactions are considered party-in-interest transactions.

(9) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

(10) Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated September 22, 2011 that the Plan and the related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since filing for the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(11) Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Included in investments at December 31, 2012 and 2011 are shares of the Company's common stock with a market value of $577.9 million and $466.0 million, respectively. This investment represents 54.6% and 54.9% of total investments at December 31, 2012 and 2011, respectively. A significant decline in the market value of the Company's common stock would have a material adverse effect on the Plan's net assets available for benefits.

Cerner Corporation Foundations Retirement Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 31, 2012
EIN: 43-1196944
Plan Number: 001

(In thousands)			**
	-b-	-c-	-d-	-e-
-a-	Identity of issuer, borrower, lessor or other similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	Cerner Corporation	Common Stock	$164,252	$577,852

	Underlying Securities of Stable Value Fund:
	JPMCB Liquidity Fund Variable Rate	Short-term investment fund		21,408
	AIG Financial Products 1106460	Wrapped bonds		8,825
	Natixis Financial Products IXIS 1984-01	Wrapped bonds		8,827
	State Street Bank SSB 107091	Wrapped bonds		8,828
		Total Stable Value Fund		47,888

	TRP Retirement 2005	Mutual fund		2,242
	TRP Retirement 2010	Mutual fund		2,049
	TRP Retirement 2015	Mutual fund		6,510
	TRP Retirement 2020	Mutual fund		15,837
	TRP Retirement 2025	Mutual fund		14,766
	TRP Retirement 2030	Mutual fund		16,976
	TRP Retirement 2035	Mutual fund		14,179
	TRP Retirement 2040	Mutual fund		19,449
	TRP Retirement 2045	Mutual fund		19,509
	TRP Retirement 2050	Mutual fund		12,647
	TRP Retirement 2055	Mutual fund		3,539
	TRP Retirement Income	Mutual fund		4,696
	ABF Large Cap Value	Mutual fund		31,810
	American Century Gov't Bond Inv	Mutual fund		6,158
	American Century Small Cap Inv	Mutual fund		41,275
	American Century Ultra Inv	Mutual fund		82,531
	Artisan International	Mutual fund		38,152
	Columbia Acorn International Z	Mutual fund		3,834
*	Fidelity Spartan Extnd Market Index	Mutual fund		10,123
*	Fidelity Spartan 500 Index Inv	Mutual fund		18,550
	Hartford Capital Appreciation	Mutual fund		19,201
	Loomis Investment Grade BD	Mutual fund		20,570
		Total mutual funds		404,603

	Brokeragelink	Self-directed brokerage account		28,237
*	Participant loans	Loans with interest ranging from 4.25% to 9.25%		8,203

				$1,066,783
—————

*	Party-in-interest as defined by ERISA

**
Shares of Cerner Corporation common stock are partially nonparticipant-directed. In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of the participant-directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
CERNER CORPORATION FOUNDATIONS RETIREMENT PLAN

Dated: June 5, 2013	By:	/s/ Marc G. Naughton X
Marc G. Naughton, Executive Vice President, Treasurer and Chief Financial Officer of Cerner Corporation